UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Pixie Dust Technologies, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

72582J103**

(CUSIP Number)

August 3, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	There is no CUSIP number assigned to the common shares of the Issuer. CUSIP number 72582J103 has been assigned to the American Depositary Shares of the Issuer, which are listed on The NASDAQ Capital Market under the symbol “PXDT.” Each American Depositary Share represents one common share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 72582J103

1	NAMES OF REPORTING PERSONS Incubate Fund III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,106,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,106,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,106,600
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%(1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	This percentage is based on 14,869,067 common shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 22, 2024.

SCHEDULE 13G

CUSIP No. 72582J103

1	NAMES OF REPORTING PERSONS Yusuke Murata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,106,600(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,106,600(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,106,600(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents common shares held directly by Incubate Fund III L.P. Mr. Yusuke Murata is a director of the Issuer and also serves as a representative director of the general partner of Incubate Fund III L.P., and consequently has voting control and investment discretions over the common shares held directly by Incubate Fund III L.P. As a result, Mr. Murata may be deemed to beneficially own the Issuer’s common shares held directly by Incubate Fund III L.P. by virtue of his relationship to Incubate Fund III L.P. However, in connection with the closing of the Issuer’s initial public offering, Mr. Murata has confirmed that, for as long as he remains a director of the Issuer, in his role as a representative director of the general partner of Incubate Fund III L.P., he will no longer participate in decision-making regarding the voting, acquisition, or disposition of the Issuer’s securities. Consequently, Mr. Murata disclaims beneficial ownership of such securities except to the extent of his indirect pecuniary interest therein, if any, and this Schedule 13G shall not be deemed an admission that he is the beneficial owner of such securities for any purposes.
(2)	This percentage is based on 14,869,067 common shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 22, 2024.

SCHEDULE 13G

CUSIP No. 72582J103

Item 1.

(a)	Name of Issuer:

Pixie Dust Technologies, Inc.

(b)	Address of Issuer’s principal executive offices:

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

Item 2.

(a)	Name of persons filing:

This Schedule 13G (this “Schedule 13G”) is being filed jointly by Incubate Fund III L.P., a fund based in Japan with investments in various early-stage companies, and Yusuke Murata, an individual (“Mr. Murata,” and together with Incubate Fund III L.P., the “Reporting Persons”).

The securities reported in this Schedule 13G are held directly by Incubate Fund III L.P. Mr. Murata is a director of the Issuer and also serves as a representative director of the general partner of Incubate Fund III L.P., and consequently has voting control and investment discretions over the common shares held directly by Incubate Fund III L.P. As a result, Mr. Murata may be deemed to beneficially own the Issuer’s common shares held directly by Incubate Fund III L.P. by virtue of his relationship to Incubate Fund III L.P. However, in connection with the closing of the Issuer’s initial public offering, Mr. Murata has confirmed that, for as long as he remains a director of the Issuer, in his role as a representative director of the general partner of Incubate Fund III L.P., he will no longer participate in decision-making regarding the voting, acquisition, or disposition of the Issuer’s securities. Consequently, Mr. Murata disclaims beneficial ownership of such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except to the extent of his indirect pecuniary interest therein, if any, and this Schedule 13G shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purposes.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 17, 2023, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons have agreed to file jointly this Schedule 13G and any subsequent amendments hereto in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

(b)	Address or principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is 5-9-1, Toranomon, Minato-ku, Tokyo.

(c)	Citizenship:

Incubate Fund III L.P. is a limited partnership organized under the laws of Japan.

Mr. Murata is a citizen of Japan.

(d)	Title of class of securities:

Common shares, no par value, of the Issuer.

(e)	CUSIP No.:

There is no CUSIP number assigned to the common shares of the Issuer. CUSIP number 72582J103 has been assigned to the American Depositary Shares of the Issuer, which are listed on The NASDAQ Capital Market under the symbol “PXDT.” Each American Depositary Share represents one common share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:
		For Incubate Fund III L.P.	2,106,600
		For Yusuke Murata	2,106,600

(b)	Percent of class:
		For Incubate Fund III L.P.	14.2%
		For Yusuke Murata	14.2%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
		For Incubate Fund III L.P.	0
		For Yusuke Murata	0

	(ii)	Shared power to vote or to direct the vote:
		For Incubate Fund III L.P.	2,106,600
		For Yusuke Murata	2,106,600

	(iii)	Sole power to dispose or to direct the disposition of:
		For Incubate Fund III L.P.	0
		For Yusuke Murata	0

	(iv)	Shared power to dispose or to direct the disposition of:
		For Incubate Fund III L.P.	2,106,600
		For Yusuke Murata	2,106,600

The percent of class is based on 14,869,067 common shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 22, 2024.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Joint Filing Agreement set forth on Exhibit 99.1 hereto.

Dated: November 14, 2024	INCUBATE FUND III L.P.

By: IncubateFund, as the General Partner

	By:	/s/ Yusuke Murata
Name: Yusuke Murata
Title: Representative Director

/s/ Yusuke Murata
Yusuke Murata

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated August 17, 2023, by and between the Reporting Persons